Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Expands TrainAlta Internationally with UFC GYM Launch in Australia

Highlights

●	TrainAlta launches across UFC GYM Australia, its first international rollout beyond North America
●	Initial new UFC GYM international locations include Sydney CBD, Macarthur Square, Wetherill Park, Woolooware and Bankstown
●	Builds on TrainAlta’s established deployment across UFC GYM North America
●	Expands MMA.INC’s participation layer, supporting engagement, data visibility and long-term monetization strategy

New York, NY – APRIL 29, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today announced that its TrainAlta programming has successfully commenced across five UFC GYM locations in Australia, marking the first international rollout of TrainAlta within the UFC GYM network beyond North America.

TrainAlta is now live and operating within UFC GYM locations at Sydney CBD, Macarthur Square, Wetherill Park, Woolooware and Bankstown, where members are now participating in structured TrainAlta programs.

The launch builds on TrainAlta’s established deployment across UFC GYM North America since 2023 and reflects continued alignment between MMA.INC’s programming platform and UFC GYM’s global training infrastructure.

TrainAlta delivers structured, coach-led training systems designed to progress participants from entry-level through to advanced martial arts capability, while preserving the identity and coaching frameworks of partner gyms. The successful commencement of TrainAlta across UFC GYM Australia represents a meaningful step in scaling MMA.INC’s programming layer across an international gym network, increasing the consistency, quality and frequency of real-world training activity across partner locations.

Importantly, this rollout further expands the structured participation layer of MMA.INC’s broader ecosystem. As more partner locations adopt repeatable training programs, the Company increases its ability to drive engagement, understand user behavior and support future monetization opportunities linked to participation, retention, loyalty and rewards.

As highlighted in the Company’s recent BJJLink activity update, participation across MMA.INC’s broader platform continues to accelerate, with more than 216,000 training check-ins recorded in Q1 2026 alone. While TrainAlta and BJJLink operate across different parts of the ecosystem, both initiatives are converging on the same outcome: measurable, scalable participation across MMA.INC’s global network.

By expanding TrainAlta into UFC GYM’s international footprint, MMA.INC is increasing the supply of structured training activity that underpins its broader platform strategy, supporting engagement, retention and the long-term development of its loyalty and rewards ecosystem.

Nick Langton, Founder and CEO of MMA.INC, said:

“Having TrainAlta now live inside UFC GYM locations in Australia is a very important milestone in the international expansion of our programming with UFC GYM. As we expand across the UFC GYM network globally, we are increasing both the consistency and volume of training activity, which is fundamental to how we drive engagement, understand user behavior and build the broader platform we’ve been executing.”

Australia represents a strong initial international market for the UFC GYM rollout, supported by an established combat sports culture and growing participation base. The Company expects this launch to provide a foundation for further expansion across UFC GYM’s international network.

As MMA.INC continues to scale its platform globally, TrainAlta remains a key driver of participation, supporting the conversion of global MMA fandom into structured, repeatable training activity at the gym level.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc